Exhibit 99.18

SRK Consulting (Canada) Inc.
1300 – 151 Yonge Street
Toronto, Ontario, Canada
M5C 2W7
T: +1.416.601.1445
F: +1.416.601.9046
toronto@srk.com
www.srk.com

Toronto, February 14, 2014

To:

Securities Regulatory Authorities

British Columbia Securities Commission

Alberta Securities Commission

Saskatchewan Financial and Consumer Affairs Authority

Manitoba Securities Commission

Nova Scotia Securities Commission

Registrar of Securities, Prince Edward Island

Newfoundland and Labrador, Department of Government Services

Ontario Securities Commission (Principal Regulator)

Toronto Stock Exchange

Rainy River Resources Ltd.

CONSENT OF AUTHOR

I, Glen Cole, consent to the public filing of the technical report entitled: “Feasibility Study of the Rainy River Project, Ontario, Canada” that has an effective date of January 16, 2014 (the “Technical Report”), by Rainy River Resources Ltd. (the “Company”).

I also consent to any extracts from, or a summary of, the Technical Report in the press release of the Company entitled “New Gold Announces its Rainy River Feasibility Study Results” dated January 16, 2014 (the “Press Release”).

I certify that I have read the Press Release that the Technical Report supports, filed by the Company and that it fairly and accurately represents the information in the sections of the Technical Report for which I am responsible.

Dated this 14th day of February 2014.

Glen Cole [“original signed”]
Glen Cole, P.Geo
Principal Consultant (Resource Geology)

Local Offices:	Group Offices:
Saskatoon	Africa
Sudbury	Asia
Toronto	Australia
Vancouver	Europe
Yellowknife	North America
South America